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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67750

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/09___ AND ENDING ___12/31/09___
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

LEBENTHAL & CO., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

521 FIFTH AVENUE, 20TH FLOOR

(No. And Street)

NEW YORK,	NY	10175
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALEXANDRA LEBENTHAL (212) 490-1682

(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA

(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ ALEXANDRA LEBENTHAL _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ LEBENTHAL & CO., LLC _____ , as of

_____ DECEMBER 31, 2009 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013

_____
Signature

_____
Notary Public

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LEBENTHAL & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Member of Lebenthal & Co., LLC:

We have audited the accompanying statement of financial condition of Lebenthal & Co., LLC (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lebenthal & Co., LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 25, 2010

LEBENTHAL & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

A S S E T S

Cash	$ 983,397
Securities Owned, at Fair Value	11,661,462
Due from Broker	59,227
Due from Related Parties	2,115,908
Prepaid Assets	101,058
Accounts Receivable	74,402
TOTAL ASSETS	$ 14,995,454

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Due to Broker	$ 8,880,589
Accrued Expenses and Other Liabilities	160,530
TOTAL LIABILITIES	9,041,119

Member's Equity:

Member's Equity	5,954,335
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 14,995,454

The accompanying notes are an integral part of this financial statement.

NOTE 1   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Lebenthal & Co., LLC (the "Company"), was formed September 18, 2007 in the State of Delaware. The Company registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on February 5, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company acts as an introducing broker and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii).

The Company records transactions in securities and commission revenue and expense on a trade-date basis.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their tax returns. The Company is subject to New York City unincorporated business tax.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2   FAIR VALUE MEASUREMENTS

Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

NOTE 2   FAIR VALUE MEASUREMENTS (continued)

Valuation Techniques

The Company values investments in municipal securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. At December 31, 2009, all securities owned were valued using Level 1 inputs.

NOTE 3   DUE TO/FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. At December 31, 2009, the amount due to broker reflected in the statement of financial condition is due to this broker.

NOTE 4   NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method permitted by the Rule. At December 31, 2009 the Company had net capital of $2,986,760, which was $2,736,760 in excess of its requirement.

NOTE 5   SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk) or failures of the other parties to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2009, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

NOTE 6   DUE FROM RELATED PARTIES

As of December 31, 2009, the Company has receivables of $2,096,318 from the parent company, Alexander & James, LLC, and $19,590 from an affiliate, Alexander & James Advisory Services, LLC.